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                            March 29, 2021

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks 048, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 048,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed March 4, 2021
                                                            File No. 024-11476

       Dear Mr. Goldstein:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A Filed March 4, 2021

       General

   1.                                                   Please add disclosure
regarding Masterworks    qualification rights that have been added as
                                                        Section 8.20 of your
LLC Agreement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Joshua Goldstein
Masterworks 048, LLC
March 29, 2021
Page 2

will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,
FirstName LastNameJoshua Goldstein
                                                             Division of
Corporation Finance
Comapany NameMasterworks 048, LLC
                                                             Office of Trade &
Services
March 29, 2021 Page 2
cc:       Laura Anthony, Esq.
FirstName LastName